BEIJING	2765 Sand Hill Road	NEW YORK
BRUSSELS	Menlo Park, California 94025-7019	SAN FRANCISCO
CENTURY CITY		SEOUL
HONG KONG	TELEPHONE (650) 473-2600	SHANGHAI
JAKARTA†	FACSIMILE (650) 473-2601	SINGAPORE
LONDON	www.omm.com	TOKYO
LOS ANGELES		WASHINGTON, D.C.
NEWPORT BEACH

WRITER’S DIRECT DIAL
 (650) 473-2630

WRITER’S E-MAIL ADDRESS
 pku@omm.com

November 10, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, NE

Washington, D.C.  20549

Attention: Susan Block, Attorney Advisor

Re:                                                                                    eHi Car Services Limited

CIK No. 0001517492

Amendment No. 3 to the Registration Statement on Form F-1

Dear Ms. Block:

On behalf of our client eHi Car Services Limited, an exempted company registered in the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 7, 2014. Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 3 to its registration statement on Form F-1 (the “Registration Statement”) and the related exhibits via EDGAR with the Commission.

To facilitate the Staff’s review, the Company has separately delivered to the Staff today five courtesy copies of the Registration Statement (without exhibits), marked to show changes to the Amendment No. 1 to the Registration Statement filed with the Commission on November 3, 2014.

The Company respectfully advises the Staff that it expects to request the Staff’s declaration of effectiveness of the Registration Statement at 5:00 p.m. Eastern Standard Time on November 12, 2014. The Company would appreciate the Staff’s continuing support and assistance.

Set forth below are the Company’s responses to the comments contained in the letter from the Staff dated November 7, 2014. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references to the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Conventions which apply to the prospectus, page 7

1.              Reference is made to “period-end fleet size” on page 8. Please clarify that the number of vehicles includes cars that have been written off in addition to cars that are lost and/or missing.

In response to the Staff’s comment, the Company has revised the disclosure on page 8.

Summary Consolidated and Financial Data

Summary Operating Data, page 17

2.              Reference is made to footnote (1) to the table presenting “Period-end fleet size.” Please revise to clarify the aggregate number of vehicles in your car rental and car services fleet also includes cars that are lost or missing but have not been written off.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 76 and 81.

Dilution, page 65

3.              Reference is made to the first paragraph on page 66. We note your disclosure that a $1 increase (decrease) in the assumed public offering price would increase (decrease) your pro forma net tangible book value after giving effect to the offering by $9.3 million. In this regard, it appears this increase (decrease) net pro forma as adjusted net tangible book value per common share and per ADS after giving effect to the offering and concurrent private placement by $.08 per common share and $.16 per ADS and the dilution in pro forma adjusted net tangible book value per common share and per ADS to new investors in the offering by $.42 per common share and $.84 per ADS. Please advise or revise accordingly.

In response to the Staff’s comment, the Company respectfully advises the Staff that the calculation of changes in the pro forma net tangible book value per share in case of a $1 increase (decrease) in the assumed public offering price is illustrated below.  The Company also respectfully advises the Staff that the calculated values indicated in the comment appear to be based on an assumption that a fixed number of common shares will be issued in the concurrent private placements, while, according to agreements entered into, the number of common shares to be issued is decided by dividing the fixed consideration of US$50 million by the public offering price (taking into consideration of ADS to common share ratio). Therefore, the number of common shares to be issued in the concurrent private placements will change when the assumed public offering price per share increases or decreases.

	$13 (mid-point)	$14	$12	Changes
Total IPO proceeds	$130,000,000	$140,000,000	$120,000,000
Underwriting discounts and commissions and other offering expenses	$(16,697,000)	$(17,397,000)	$(15,997,000)
Net IPO proceeds	$113,303,000	$122,603,000	$104,003,000
IPO - common shares	20,000,000	20,000,000	20,000,000

Concurrent private placement proceeds	$50,000,000	$50,000,000	$50,000,000
Concurrent private placement - common shares	7,692,306	7,142,856	8,333,332

Warrants proceeds	$8,250,000	$8,250,000	$8,250,000
Warrants - common shares	1,500,000	1,500,000	1,500,000

Net tangible book value at June 30, 2014 (actual)	$229,000,000	$229,000,000	$229,000,000
Pro forma net tangible book value (+ net IPO proceeds and + concurrent private placement proceeds + warrants proceeds)	$400,553,000	$409,853,000	$391,253,000	$9,300,000

Common shares as June 30, 2014 (actual)	6,096,842	6,096,842	6,096,842
Preferred shares conversion	77,999,069	77,999,069	77,999,069
Pro forma as adjusted - common shares (common + preferred shares + IPO shares + Concurrent private placement shares + warrants)	113,288,217	112,738,767	113,929,243

Pro forma as adjusted net tangible book value per common share	$3.54	$3.64	$3.43	$0.10
Pro forma as adjusted net tangible book value per ADS	$7.08	$7.28	$6.86	$0.20

Price paid by new investors - common share	$6.50	$7.00	$6.00
Dilution in pro forma as adjusted net tangible book value per common share	$2.96	$3.36	$2.57	$0.40

Price paid by new investors - ADS	$13.00	$14.00	$12.00
Dilution in pro forma as adjusted net tangible book value per ADS	$5.92	$6.72	$5.14	$0.80

Critical Accounting Policies, page 87

Vehicles, page 89

4.                                      We note from your disclosure the net carrying value of a vehicle is written off and recorded as a loss in the income statement if the vehicle cannot be tracked via the installed GPS system for more than six months. Please revise to explain why you believe the lapse of six months is appropriate before a vehicle is written off. Additionally, please explain whether there are circumstances where vehicles are not written off after the lapse of the six month period. You should also consider expanding your critical accounting policy to address when a vehicle is deemed available versus unavailable for use, and when it is classified as missing and/or lost.

The Company respectfully advises the Staff that, as disclosed on page 89, the Company will write off a vehicle if it cannot be tracked via the installed GPS system for more than six months and cannot be otherwise located.           The Company has a dedicated department to locate and recover vehicles that cannot be tracked via the installed GPS system and cannot be otherwise located.  Due to the time required in the investigation and recovery process, a six-month period is used as the indicating timeline before a vehicle is written off because the Company believes that the chance of recovering a vehicle beyond six months is remote.  The Company has a history of recovering a majority of the missing vehicles during the first six months after the time they could not be located, and subsequent to the six-month period, the recovery rate drops significantly. Management believes that a six-month period is a reasonable milestone for recoverability assessment based on historical data.

The Company also respectfully advises the Staff that all vehicles that could not be tracked via the installed GPS system for more than six months and cannot be otherwise located were written off in accordance with the Company’s accounting policy.

In response to the Staff’s comments, the Company has revised the referenced disclosure on pages 89, 90, F-11 and F-57.

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If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call Colin Sung, Chief Financial Officer of the Company, at +86-21-2890-1111 extension 8336 or Portia Ku of O’Melveny & Myers LLP at (650) 473-2630.

Sincerely,

/s/ Portia Ku

Portia Ku
of O’MELVENY & MYERS LLP

cc:                                Ray Ruiping Zhang, Chief Executive Officer and Chairman, eHi Car Services Limited

Colin Sung, Chief Financial Officer, eHi Car Services Limited

Ke Geng, O’Melveny & Myers LLP

Alan Seem, Shearman & Sterling LLP

Shuang Zhao, Shearman & Sterling LLP

Dylan Tey, PricewaterhouseCoopers Zhong Tian LLP